SECURITIES A
Washington, —

12013938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningside Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

30 Irving Place, 2nd Floor
_____(No. and Street)_____

New York   NY   10003
_____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Vincent Butkiewicz   212-295-4141
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Michael R. Ferraro, CPA
_____(Name – if individual, state last, first, middle name)_____

278 Route 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Robert J. Kent_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____Morningside Securities, LLC_____ , as

of ____December 31,_____, 20_11____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Director/CO-CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORNINGSIDE SECURITIES, LLC
FINANCIAL STATEMENTS
FORM X-17A-5
PART III
SEC FILE NO. 8-68326
YEAR ENDED DECEMBER 31, 2011

M R F

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

MORNINGSIDE SECURITIES, LLC
FINANCIAL STATEMENTS
FORM X-17A-5
PART III
SEC FILE NO. 8-68326
YEAR ENDED DECEMBER 31, 2011

MORNINGSIDE SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENTS AUDITORS' REPORT

To the Members
Morningside Securities, LLC:

I have audited the accompanying statement of financial condition of Morningside Securities, LLC, (the Company) as of December 31, 2011, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morningside Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael R. Ferraro, CPA
Matawan, NJ
February 21, 2012

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	2011
Assets	
Cash	$ 13,511
Deposits and prepaid expenses	2,250
Total assets	$ 15,761
Liabilities and Members' Equity	
Commitments, contingencies and guarantees:	$ -
Members' Equity	
Members' equity	15,761
Total members' equity	$ 15,761

MORNINGSIDE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

	2011
Revenues	$ -
Expenses	
Members' health insurance benefits	38,942
Regulatory fees and expenses	4,016
Occupancy	18,283
Professional fees	44,626
Other expenses	5,105
Total expenses	110,972
Net loss	$ (110,972)

MORNINGSIDE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Members' equity at January 1, 2011	$	55,508
Contributions from members		71,225
Net loss		(110,972)
Members' equity at December 31, 2011	$	15,761

The accompanying notes are an integral part of these financial statements.

MORNINGSIDE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

	2011
Cash flows from operating activities	
Net loss	$ (110,972)
Adjustments to reconcile net loss to net cash used in operating activites	
Changes in operating assets	
Deposits and prepaid expenses	4,003
Net cash used in operating activities	(106,969)
Cash flows from financing activities	
Members' contributions	71,225
Net decrease in cash	(35,744)
Cash, beginning of year	49,255
Cash, end of year	$ 13,511

The accompanying notes are an integral part of these financial statements.

1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Morningside Securities, LLC (the "Company") is a broker-dealer organized in 2009 as a limited liability company under the laws of the State of New York. The Company became registered on September 3, 2010 as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), operating as a placement agent specializing in private placements of securities and financial advisory services.

The Company does not hold funds or securities for customers and does not carry accounts for customers.

The members' have represented they will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through December 31, 2012.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Revenue Recognition
Consulting fees are recorded on an accrual basis. Consulting fees received in advance of services rendered are deferred until earned. The Company has not yet recognized revenue.

Income Taxes

The company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

These financial statements were approved by management and available for issuance on February 21, 2012. On February 15, 2012, 20 Gates Holding LLC who initially acquired 20% ownership in the Company on November 4, 2011 for $15,000, entered into a letter of intent with the company to acquire the remaining 80% ownership from the other members for additional $60,000, this acquisition has been filed with "FINRA" the regulatory agency for its approval.

2 – LEASE COMMITMENTS

The Company intends to continue to lease office space in New York City. At the present time the Company is negotiating to lease space, however no commitment has been finalized. The annual rent paid for rental space on a month to month basis in 2011 was $18,282.

3 – REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed eight times net capital, as defined, under such provision. At December 31, 2011, the Company had net capital of $13,511, which exceeded requirements by $8,511. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2011.

4 – MEMBERS' EQUITY

On November 4, 2011 the founding members of the Company sold 20% of the equity in the Company for $15,000 to 20 Gates Holding, LLC. In addition, the parties signed a Letter of Intent whereby 20 Gates Holding, LLC would acquire an additional 60% interest in the Company at a later date subject to FINRA approval. As mentioned above, on February 15, 2011 the parties amended the Letter of Intent to allow 20 Gates Holding, LLC to acquire the remaining 80% of the Company for $60,000; this also is subject to FINRA's approval.

MICHAEL R. FERRARO

CERTIFIED PUBLIC ACCOUNTANT

278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
Morningside Securities, LLC

I have audited the accompanying financial statements of Morningside Securities, LLC as of
and for the year ended December 31, 2011, and have issued my report thereon dated
February 21, 2012. My audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information contained in Schedules I, II, III
and IV is presented for purposes of additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by Rule 17a-5 under the
Securities Exchange Act of 1934. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in my opinion, is fairly
stated in all material respects in relation to the basic financial statements taken as a whole.

Michael R. Ferraro, CPA
Matawan, NJ
February 21, 2012

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MORNINGSIDE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

Total members' equity	$	15,761
Deductions and / or charges		
Non-allowable assets		
Other assets		2,250
Net capital	$	13,511

COMPUTATION OF AGGREGRATE INDEBTEDNESS

Accounts payable and accrued expenses	$	-
Aggregate indebtedness	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		
6-2/3% of aggregate indebtness		
or $5,000, whichever is greater	$	5,000
Excess net capital	$	8,511
Excess capital at 1000%	$	13,511

Ratio: Aggregate indebtness to net capital	0 to 1

Note: there are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

MORNINGSIDE SECURITIES, LLC

Schedule II
Reconciliation of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
To Company's Corresponding Unaudited Form X-17A-5
Part II Filing as of December 31, 2011

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Schedule III
Statement on Exemption From the Computation for Determination of
Reserve Requirements and Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2011, the Company did not hold customers' funds or securities.

Schedule IV
Subordinated Borrowings
As of December 31, 2011

As of December 31, 2011 and during the year ended December 31, 2011, the Company did not have any subordinated borrowings.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Morningside Securities, LLC

In planning and performing my audit of the financial statements of Morningside Securities, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-3.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matawan, NJ
February 21, 2012

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT

278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Morningside Securities, LLC
30 Irving Place, 2nd Floor
New York, NY 10003

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Morningside Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Morningside Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Morningside Securities, LLC's management is responsible for the Morningside Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences

Check Date	Check Number	Payee	Amount
		SIPC	$0

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2011 to December 31, 2011, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

February 21, 2012

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